The Completion of the Share Purchase Agreement

On September 30, 2015, a Share Purchase Agreement among POSCO, POSCO ENGINEERING & CONSTRUCTION CO., LTD. and Public Investment Fund of the Ministry of Finance in Saudi Arabia was completed. The payment procedure from PIF was completed on September 30, 2015.

The URL of the related public disclosure :

 1) http://www.sec.gov/Archives/edgar/data/889132/000130901415000410/exhibit1.htm  (June 16, 2015)

 2) http://www.sec.gov/Archives/edgar/data/889132/000130901415000579/exhibit1.htm  (August 31, 2015)